UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to ________

Commission File Number 001-15274

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

J. C. Penney Corporation, Inc.
Savings, Profit‑Sharing and Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024‑3698

REQUIRED INFORMATION
Form 11-K Annual Report
This form provides the annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the J. C. Penney Corporation, Inc. Savings, Profit‑Sharing and Stock Ownership Plan, a plan subject to the Employee Retirement Income Security Act of 1974.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule
December 31, 2017 and 2016
(With Report of Independent Registered Public Accounting Firm Thereon)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

MONTGOMERY COSCIA GREILICH LLP

972.748.0300 p
972.748.0700 f

Report of Independent Registered Public Accounting Firm

To the Benefit Plan Investment Committee,
Benefits Administration Committee, and
Human Resources Committee of
J.C. Penney Corporation, Inc. Savings,
Profit-Sharing and Stock Ownership Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the J.C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Montgomery Coscia Greilich LLP

Montgomery Coscia Greilich LLP
We have served as the Plan’s auditor since 2015.
Plano, Texas
June 29, 2018

2500 Dallas Parkway, Suite 300 Plano, Texas 75093	300 Throckmorton Street, Suite 520 Fort Worth, Texas 76102	2901 Via Fortuna, Building 6, Suite 550 Austin, Texas 78746

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2017 and 2016

($ in thousands)	2017	2016
Assets:
Investments at fair value:
Interest in Master Trust-Participant directed investments	$2,123,792	$—
Self-directed brokerage accounts-Participant directed investments	42,337	—
J. C. Penney Company, Inc. common stock	—	111,082
Common and collective trusts	—	1,709,877
Mutual funds	—	19,310
Common stock	—	22,601
Other	—	594
Total investments at fair value	2,166,129	1,863,464
Fully benefit responsive contracts, at contract value	—	813,606
Total investments	2,166,129	2,677,070
Receivables:
J. C. Penney Company, Inc. contribution	—	15,064
Notes receivable from participants	29,636	56,161
Due from broker for securities sold	106	368
Interest and dividends	48	49
Other	—	1
Total receivables	29,790	71,643
Total assets	2,195,919	2,748,713

Liabilities:
Accounts payable and accrued liabilities	—	2,445
Due to broker for securities purchased	144	629
Total liabilities	144	3,074
Net assets available for benefits	$2,195,775	$2,745,639

See the accompanying notes to the financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For The Years Ended December 31, 2017 and 2016

($ in thousands)	2017	2016
Additions to net assets attributed to:
Investment income-Plan interest in Master Trust	$168,667	$—
Net Appreciation-Self-directed brokerage accounts	5,081	—
Interest and dividends-Self-directed brokerage accounts	1,400

Net appreciation (depreciation) in the fair value of investments	—	163,137
Interest	—	20,002
Dividends	—	1,221
	175,148	184,360
Less investment expenses	—	(858)
Net investment income	175,148	183,502
Interest income on notes receivable from participants	1,390	2,310
Contributions:
J. C. Penney Company, Inc., net of forfeitures	11,113	51,544
Participants	37,792	100,817
	48,905	152,361
Total additions	225,443	338,173
Deductions from net assets attributed to:
Benefit payments	(400,249)	(285,522)
Administrative expenses	(1,422)	(6,570)
Total deductions	(401,671)	(292,092)
Increase (Decrease) before transfers	(176,228)	46,081
Transfer to J.C. Penney Corporation, Inc. Safe Harbor 401(k) Savings Plan	(373,636)	—
Increase (Decrease) after transfers	(549,864)	46,081
Beginning net assets available for benefits	2,745,639	2,699,558
Ending net assets available for benefits	$2,195,775	$2,745,639

See the accompanying notes to the financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

1. Description of Plan
The following description of the J. C. Penney Corporation, Inc. Savings, Profit‑Sharing and Stock Ownership Plan (the Plan) provides only general information. For more complete information, Participants should refer to the Summary Plan Description for the Plan. If these Notes to Financial Statements or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a)	General
The Plan is a defined contribution plan available to eligible employees (Associates) of J. C. Penney Corporation, Inc. (the Company and Plan Sponsor) and certain subsidiaries who were hired or rehired prior to January 1, 2007, and have not been subsequently rehired after January 1, 2007. Associates who have attained age 21 are immediately eligible to participate in the Plan upon completing one hour of service. An eligible Associate must be enrolled in the Plan to be a participant in the Plan (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The financial statements include all of the funds that comprise the Plan.
The Benefit Plans Investment Committee (BPIC) is the named fiduciary for the control and management of the assets of the Plan except for the J. C. Penney Common Stock Fund (Penney Stock Fund). Effective August 2017, Newport Group, Inc. became the named fiduciary with respect to the management and disposition of the Penney Stock Fund. The BPIC also has the responsibility for selecting investment funds, other than the Penney Stock Fund, to be offered under the Plan. The Benefits Administration Committee (BAC) is the named fiduciary for the review of denied benefit claims and has overall responsibility for the day-to-day administration of the Plan. The Human Resources Committee (HRC) approves the Company’s overall benefit strategy for the Plan and any modifications or amendments to the Plan and is responsible for appointing members of the BAC and the BPIC and appoints the trustee. The HRC has named State Street Bank & Trust Company (State Street Bank) as the trustee for the Plan and Alight Solutions LLC as the third party administrator/record keeper for the Plan (name changed from Aon Hewitt Associates to Alight Solutions LLC in May 2017).

(b)	Payment of Benefits
Generally, Participants who have separated from service with account balances over $5,000 remain in the Plan until the Participant elects payment. A Participant will receive an involuntary lump sum distribution if the total vested account balance is $5,000 or less at the time of distribution. If the participant is under the age of 65 and the participant does not elect to receive the mandatory lump-sum distribution directly as a cash distribution, as a direct rollover to an eligible retirement Plan or as a direct rollover to an Individual Retirement Arrangement (IRA), then the participant’s mandatory lump-sum distribution will be automatically paid as a direct rollover to an IRA in the participant’s name with Millennium Trust Company. If a cash distribution is elected applicable taxes and early withdrawal penalties may apply. Certain Participants who have separated from service and who are 100% vested in the Company contributions may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c)	Contributions
Participants who are classified as highly compensated in 2017 and 2016 (earning more than $120,000 in 2016 for 2017 and $120,000 in 2015 for 2016) are permitted to contribute from 1% to 8% of their eligible pay (up to a maximum of $270,000 for 2017 and $265,000 for 2016) with a 6% combined maximum in pre-tax and Roth contributions not to exceed 8% including after-tax contributions (subject to an annual maximum of $18,000 in 2017 and $18,000 in 2016). Participants earning $120,000 or less in the previous year are permitted to contribute from 1% to 50% of their eligible pay (subject to an annual maximum of $18,000 in 2017 and $18,000 in 2016). Prior to May 6, 2016 associates who were at least age 21 and who did not enroll in the plan nor decline enrollment, were automatically enrolled in the Plan after completing 1,000 hours of service in an eligibility period. Effective May 6, 2016, the auto enrollment feature was discontinued.
The Plan allows Participants who have attained the age of 50 by the end of the year to make an additional tax-deferred deposit (catch-up contribution) up to a maximum of $6,000 during 2017 and $6,000 during 2016. These catch-up contributions are not eligible for the Company’s matching contribution.

The Plan allows Participants who participated in another employer’s qualified retirement plan before coming to work for the Company to rollover a portion or all of their distributions from the prior employer’s plan. The Participant cannot rollover a loan from another plan. The Plan accepts eligible cash rollovers directly from another qualified retirement plan that meets certain legal requirements within 60 days after receipt of an eligible distribution. If the rollover is not a direct rollover, then only the taxable portion of the prior Roth 401(k) account may be rolled over and the Roth Begin Date doesn’t carryover. The associate is immediately vested in these contributions to the Plan.
Participants age 21 or older become eligible for the Company matching contributions after completing 1,000 hours of service in an eligibility period. The Company matching contribution is a per pay period Company match of $0.50 per dollar deposited of the first 6% of eligible pay. In some years the Company may choose to make an additional discretionary contribution to the Plan. In 2016 associates hired or rehired on or after January 1, 2007, that are over 21 years of age, have 1,000 hours of service in an eligibility period and are active associates on December 31, received a Company retirement account contribution equal to 2% of the associate’s annual compensation (up to a maximum of $265,000 for 2016).
During 2017, the Company matching contribution totaled approximately $11.1 million. During 2016, the Company matching contribution totaled approximately $36.5 million and the Company retirement account contribution totaled approximately $15.0 million.

(d)	Participants’ Investment Funds
All Participant contributions and Company matching contributions are invested in the Plan’s investment funds in accordance with the Participant’s investment elections. Participants direct their investments amongst three tiers of funds as follows: Tier 1 funds consist of target date retirement funds managed by Vanguard Fiduciary Trust Company. Tier 2 funds consist of index funds, including the Penney Stock Fund. Tier 3 funds consist of the Participant directed brokerage window. The funds are maintained on a unit-value basis, and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

(e)	Participant Accounts
Each Participant’s account is credited with the Participant’s contributions, the Company’s contributions, Plan earnings and appreciation or depreciation in underlying securities, and is charged with an allocation of administrative expenses. Allocations are based on Participant account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

(f)	Participants’ Loans
A Participant who has not separated from service may request a loan. The minimum loan amount is $500. The maximum loan amount is the lesser of: the value of a Participant’s before-tax, Roth, Roth rollover, rollover and after-tax deposits on the valuation date, 50% of a Participant’s total vested account value on the valuation date, or $50,000 minus the highest aggregate balance of any other loans owed to the Plan during the previous 12 months. All loans must be adequately secured and bear interest at the prime rate plus 1%. Interest rates on the loans outstanding as of December 31, 2017 ranged from 4.25% to 9.12% and maturities ranged from 2018 through 2022. Interest rates on the loans outstanding as of December 31, 2016 ranged from 4.25% to 10.50% and maturities ranged from 2017 through 2023. Loan amounts and the terms of repayment are limited in accordance with Plan provisions.

(g)	Vesting
Participants are immediately vested in the value of their deposits and earnings thereon. Company contributions and earnings thereon for Plan years 2007 and later will be 100% cliff vested after three years of service. Participants will also be 100% vested if they separate from service at normal retirement age, death, total disability, or a reduction in force or unit closing. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance of their Company contributions and any related earnings when their employment ends.

(h)	Forfeited Accounts
Forfeitures are available to restore forfeited amounts of rehired Participants, offset Company contributions, or pay Plan expenses. Forfeitures available as of December 31, 2017 and 2016 totaled $0.2 million and $2.7 million respectively. Forfeitures utilized to offset company contributions during 2017 and 2016 were approximately $1.9 million and $2.7 million respectively.

(i)	Expenses
Participants’ accounts share in the expenses to administer the Plan. These expenses include trustee, investment management, audit, administrative service provider fees, and other expenses. Administrative expenses not paid by the Plan are paid by the Company.

(j)	Transfers to Affiliated Plan
Effective January 1, 2017, the Company added the J. C. Penney Corporation, Inc. Safe Harbor 401(k) Savings Plan ("Safe Harbor Plan") that was made available for active employees hired or rehired on or after January 1, 2007. The Safe Harbor Plan replaced the noncontributory Company retirement account previously provided for in the Plan. On January 1, 2017, net assets of approximately $367 million, which consisted of approximately $334 million in investments, $18 million in notes receivable from participants, and $15 million for the 2016 2% RAP company contribution receivable, were transferred into the Safe Harbor Plan from the Savings Plan. During the year approximately $7 million in net assets was transferred to the Safe Harbor Plan for participants who lost eligibility in the 401(k) Savings Plan and became eligible for the Safe Harbor Plan.

(k)	Interest in Master Trust
The Plan participates in the J. C. Penney Corporation, Inc. Savings Plans Master Trust ("Master Trust") along with the Safe Harbor Plan. Certain investments of the Plan are maintained through the Master Trust. The value of the Plan's interest in the Master Trust is based on the beginning value of the Plan's interest in the Master Trust plus actual contributions and allocated net investment income (loss) less actual distributions and allocated administrative expenses. The Plan's allocated share of investment activities is based upon each plan's participation in investment options within the Master Trust.
2. Related Party and Party in Interest Transactions
Certain Master Trust and Plan investment options in 2017 and 2016, respectively, are investment products managed by State Street Global Advisors (SSgA), which is the investment management division of State Street Bank and Trust Company, a wholly owned subsidiary of State Street Corporation. State Street Bank and Trust Company is the Trustee, as defined by the Plan, and the disbursement agent. The Trustee and investment manager fees are paid by the Plan.
As of December 31, 2017, the Master Trust held investments in J.C. Penney Company Inc. common stock totaling $43.1 million. During the year ended December 31, 2017, 5.5 million shares were acquired and 5.0 million were sold by the Master Trust. As of December 31, 2016, the Plan held investments in J.C. Penney Company Inc. common stock totaling $111.1 million. During the year ended December 31, 2016, 4.8 million shares were acquired and 5.6 million were sold by the Plan. All of these transactions are exempt from the prohibitions against party-in-interest transactions.
Eligible Participants may borrow from their individual account balance in the Plan as discussed in note 1(f), and these transactions qualify as exempt party-in-interest transactions.
Certain administrative functions and services necessary for the operation of the plan are performed by employees of the Company who may also be Participants in the Plan. The Plan pays reasonable compensation for those services.
3. Summary of Significant Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Valuation of Investments and Income Recognition
The Savings Plan’s investments and investments in the Master Trust are stated at fair value. Purchases and sales of investments are recorded on a trade‑date basis. The average cost method is used to calculate gains and losses on the sale of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(c)	Notes Receivable From Participants
Participant loans are recorded at amortized costs which represent the unpaid principal balance plus accrued interest.

(d)	Payment of Benefits
Benefits are recorded when paid.

(e)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f)	New Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-06, Plan Accounting-Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust reporting (A Consensus of the Emerging Issues Task Force). The guidance clarifies that for each master trust in which a plan holds an interest, the plan should report its interest in each master trust and the change in value in each master trust interest on separate line items on the statement of net asset available for benefits and statement of changes in net assets available for benefits. The guidance continues to require disclosure of a master trust's investments by general type and now additionally requires disclosure of the individual plan's dollar amount of its interest in the master trust's investments by general type. The update also clarifies that the master trust's other assets and liabilities and the individual plan's interest in each of those balances should be disclosed. The guidance eliminates the disclosure of a plan's percentage interest in the master trust for a plan with a divided interest in the individual investments of a master trust. The amendments are effective for the Plan beginning January 1, 2019 and are to be applied retrospectively. Earlier adoption is permitted. The Plan elected to adopt this new guidance early, beginning on January 1, 2017, and as a result, the Plan's financial statements are presented to conform to the requirements of ASU 2017-06.
4. Plan's Interest in Master Trust
As previously discussed, a majority of the investments of the Plan are maintained through the Master Trust at December 31, 2017. Use of the Master Trust permits the commingling of Plan assets with the assets of the other plan sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the record keeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets are allocated by the record keeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.
The following table presents the Master Trust net assets and the Plan's interest in the Master Trust net assets at December 31, 2017:

	12/31/2017
($ in thousands)	Master Trust	Plan's Interest in Master Trust
Investments
J. C. Penney Company, Inc. common stock	$43,105	$37,629
Common and collective trusts	2,518,692	2,086,163
Total investments	2,561,797	2,123,792

Net assets available for benefits	$2,561,797	$2,123,792

The following table presents net investment income (loss) for the Master Trust and the Plan's interest in the Master Trust net investment income (loss) for the year ended December 31, 2017:

($ in thousands)
Additions to net assets attributed to:
Net appreciation(depreciation) in the fair value of investments	$205,888
Interest	17,731
223,619
Less investment expenses	(830)
Net investment income	222,789

Net purchases (sales)	(320,611)
Administrative expenses	(1,539)
Net increase (decrease) in assets	(99,361)

Net Transfers	2,661,158

Master Trust net assets at inception	—
Ending net assets available for benefits	$2,561,797

Plan's interest in the Master Trust - net investment income:	$168,667

5. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the accounting standards establish a three‑level hierarchy for inputs used in measuring fair value, as follows:
Level 1 – Quoted prices in active markets for identical assets or liabilities.
Level 2 – Significant observable inputs other than quoted prices in active markets for similar assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Significant unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

The following tables present a summary of the Master Trust's investments, the Plan's interest in the Master Trust's investments, and the investments in the self-directed brokerage accounts measured at fair value as of December 31, 2017 :

($ in thousands)	Quoted Prices in Active Market (Level 1)	Significant Other Observable Input (Level 2)	Total
Master Trust Investments:
Common stock (a):
J. C. Penney Company, Inc.	$43,105	$—	$43,105
Common and collective trusts (b)	—	2,518,692	2,518,692
Total investments in the Master Trust at fair value	$43,105	$2,518,692	$2,561,797

Plan's interest in Master Trust investments:
Common stock (a):
J. C. Penney Company, Inc.	$37,629	$—	$37,629
Common and collective trusts (b)	—	2,086,163	2,086,163
Total investments in the Master Trust at fair value	$37,629	$2,086,163	$2,123,792

Plan investments not in the Master Trust
Self-directed brokerage accounts (c):
Mutual funds	$18,868	$—	$18,868
Common stock	22,847	—	22,847
Other:
Cash and cash equivalents	460	—	460
Preferred stock	161	—	161
Partnerships	1	—	1
Total other	622	—	622
Total Investments not in the Master Trust at fair value	42,337	—	42,337
Total Plan investments at fair value	$79,966	$2,086,163	$2,166,129
Actual risk depends on the individual investments which are selected by each applicable participant.

The following table presents a summary of the Plan’s investment assets measured at fair value as of December 31, 2016:

($ in thousands)	Quoted Prices in Active Market (Level 1)	Significant Other Observable Input (Level 2)	Total
December 31, 2016:
Common stock (a):
J. C. Penney Company, Inc.	$111,082	$—	$111,082
Common and collective trusts (b)	—	1,709,877	1,709,877
Self-directed brokerage window (c):
Mutual funds	19,310	—	19,310
Common stock	22,601	—	22,601
Other:
Cash and cash equivalents	182	—	182
Preferred stock	399	—	399
Partnerships	13	—	13
Total other	594	—	594
Total self-directed brokerage window	42,505	—	42,505
Total investments at fair value	$153,587	$1,709,877	$1,863,464
Investments at Contract Value			$813,606
Total Investments			$2,677,070
Actual risk depends on the individual investments which are selected by each applicable participant.
As of December 31, 2017, the plan’s investments have no future commitments and a daily redemption frequency with one days notice. In addition, the Plan’s investments had no transfers between levels 1 to 3 from December 31, 2016 to December 31, 2017 or from December 31, 2015 to December 31, 2016.
Following is a description of the valuation methodologies used for assets measured at fair value. See also footnote 3(b) for more information.

(a)	Common stock: Valued at the closing price reported in the active market in which the individual securities are traded.

(b)
Common and collective trusts: Valued at the net asset value (NAV) of shares held by the plan at year end. The target date funds are comprised of eleven collective trusts, which manage risk and investment return over time. There are three general market risk levels: low to moderate, moderate, and moderate to high. Each fund is a different mix of investments – stocks, bonds and cash. The funds start out with more stock for growth opportunity and end with less stock. The equity funds are comprised of 3 large cap funds and 2 small cap funds with low to moderate and high risk levels, respectively. The fixed income securities have low general market risk.

There are no known commitments or restrictions on the common and collective trusts except for some withdrawal restrictions as related to liquidation by the Plan Sponsor of the equity funds. The Plan Sponsor has no plans to liquidate these funds.

(c)
Self-directed brokerage window includes cash and cash equivalents, common stock, corporate bonds, mutual funds, notes, preferred stock, publicly traded partnerships: Certain U.S. Treasury notes and corporate bonds are valued at the closing price reported in the active market in which the security is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Other investments listed are valued at the closing price reported in the active market in which the individual securities are traded. Actual risk depends on the individual investments which are selected by each applicable participant.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

6. Synthetic Investment Contracts
The Master Trust in 2017 entered into two new synthetic investment contracts (SICs), while retaining three existing SICs, with certain insurance companies and financial institutions (the Contract Issuers). The SICs provide a crediting rate based on the performance of fixed income securities underlying each SIC and held by the Master Trust for the Plan.  SICs totaled $645.4 million in the Master Trust and $813.6 million in the Plan as of December 31, 2017 and 2016, respectively. Additionally, there are no reserves against contract values for credit risk of the Contract Issuer or otherwise.
Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each SIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, the initiation of an extended termination (immunization) of one or more SIC contracts by the manager or the Contract Issuers.
Specific coverage provided by each SIC may be different for each contract, and can be found in the individual SIC contracts held by the Master Trust. Contract Issuers are not allowed to terminate any of the above SICs and settle at an amount different from contract value unless there is a breach of the contracts terms, which is not corrected within the applicable cure period. Actions that may result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay SIC fees, or any other payment due under the contract; failure to adhere to investment guidelines; and the bankruptcy or liquidation of the Plan sponsor.
7. Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by a letter (determination letter) dated February 22, 2016 that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the reliance period specified in the determination letter. The Plan administrator believes that the Plan is designed and is currently being materially operated in compliance with the applicable requirements of the IRC.
The Plan evaluates the uncertainties of tax positions taken or expected to be taken on a return based on the probability of whether the position taken will be sustained upon examination by tax authorities. The Plan uses a more‑likely than‑not threshold for recognition and derecognition of tax positions taken or to be taken in a return. The Plan concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2017. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.
8. Form 5500 Reconciliation
There were no reconciling items between the net assets available for benefits as disclosed in these financial statements and the Form 5500.
9. Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, affected Participants will become fully vested in amounts allocated to their accounts as of the date of the termination.
10. Risks and Uncertainties
The Plan and Master Trust invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.
Market conditions can result in a high degree of volatility and increase the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
EIN: 13-5583779 Plan #003
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017:
($ in thousands)

	(A) Identity of issue, borrower, lessor, or similar party, description of investment	(B) Description of Investment			Cost	Current Value
		Shares/Par	Rate of Interest	Maturity
*	Plan's interest in the Master Trust				(a)	$2,123,792
	Self directed brokerage accounts				(a)	42,337
	Total investments					$2,166,129
	Notes receivable from participants:
*	Participant loans, interest rates ranging from 4.25% to 9.12% and maturing 2018 through 2022				(a)	$29,636
	Total Investments and Notes receivable					$2,195,765
* Party-in-interest to the Plan.
(a) Cost omitted for participant-directed investments.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

By:    /s/ Douglas J. Riley
Douglas J. Riley
Plan Administrator

Date: June 29, 2018

INDEX TO EXHIBITS

Exhibit Number	Description
23.1*	Consent of Montgomery Coscia Greilich LLP

*     Filed herewith.